SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2011

Commission File Number 0-28800

_____

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2011, incorporated by reference herein:

Exhibit

99.1   Release dated February 10, 2011, entitled "DRDGOLD TO DEVELOP SEPARATE INVESTMENT OPPORTUNITIES FOR ITS SURFACE AND UNDERGROUND OPERATIONS".

99.2   Release dated February 10, 2011, entitled" INTERIM REPORT TO SHAREHOLDERS FOR THE QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2010"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 14, 2011

By: /s/ Themba Gwebu
     Name: Themba Gwebu
     Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD")

DRDGOLD to develop separate investment opportunities for its surface and underground operations

Further to the announcement published on SENS on 14 January 2011 regarding DRDGOLD's change in its group structure in order to better distinguish between its surface retreatment and underground operations, the board of directors of DRDGOLD ("the Board") has concluded that because of the fundamental differences between its surface and underground operations, the company can maximize shareholder value through the development of separate investment opportunities. The Board has therefore resolved to appoint a corporate advisor to assist in taking the process forward.

Roodepoort
10 February 2011

Sponsor
One Capital



DRDGOLD LIMITED

Report to shareholders for the quarter and six months ended 31 December 2010

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06 • JSE share code: DRD
ISIN: ZAE 000058723 • Issuer code: DUSM • NASDAQ trading symbol: DROOY • ("DRDGOLD" or the "Group")

GROUP RESULTS

KEY FEATURES FOR THE QUARTER

- Gold production up 6%
- Cash operating unit costs down 11%
- Operating profit up 118% to R151.5 million
- Cash operating margin from surface operations increases to 37%
- Headline earnings improve to R33.6 million from a previous quarter 's loss of R3 million
- EBITDA up 214% to R111.5 million

Review of operations Group		Quarter Dec 2010	Quarter Sep 2010	% Change	Quarter Dec 2009	6 months to 31 Dec 2010	6 months to 30 Jun 2010	% Change	6 months to 31 Dec 2009
Gold production	oz	69 446	65 267	6	59 866	134 713	124 036	9	117 158
	kg	2 160	2 030	6	1 862	4 190	3 858	9	3 644
Gold production sold	oz	69 446	69 607	–	59 866	139 053	119 697	16	119 730
	kg	2 160	2 165	–	1 862	4 325	3 723	16	3 724
Cash operating costs	US$ per oz	1 030	1 084	(5)	925	1 056	958	10	946
	ZAR per kg	229 560	256 498	(11)	223 653	242 611	232 794	4	233 448
Gold price received	US$ per oz	1 358	1 218	11	1 106	1 288	1 157	11	1 028
	ZAR per kg	303 495	288 054	5	268 302	295 766	280 888	5	253 700
Capital expenditure	US$ million	11.1	8.1	37	4.2	19.2	13.1	47	12.4
	ZAR million	77.6	59.4	31	30.9	137.0	98.8	39	95.1

STOCK

Issued capital

384 884 379 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 408 044 827

Stock traded		JSE	NASDAQ*
Average volume for the quarter per day ('000)		505	1 028
% of issued stock traded (annualised)		34	70
Price	• High	R3.82	$0.565
	• Low	R3.04	$0.460
	• Close	R3.40	$0.487

* This data represents per share data and not ADS data - one ADS reflects ten ordinary shares

Overview

Dear shareholder

Safety, health and environment

Blyvooruitzicht Gold Mining Company ("Blyvoor") managed another quarter without serious injuries or fatalities related to the fall of ground or seismicity. Sadly though, in December, proto team captain Mr Hugh du Plooy succumbed to suspected heat stroke during a reconnaissance exercise and passed away in hospital a day later.

There were no fatalities or serious injuries at Crown Gold Recoveries (Pty) Limited ("Crown") (including Ergo) during the quarter.

On the occupational health front, the dust-suppressing fogger installed underground at Blyvoor has proved to be a tremendous success; consequently, a second fogger has been installed and a third is being designed currently.

During the quarter Group operations spent some R16.4 million on environmental management and rehabilitation.

Production

Total gold production increased by 6% to 69 446oz, reflecting continued improvement at Blyvoor's underground operation and steady performance at both the Crown and Ergo surface retreatment operations. Some 65% of total gold production was from surface retreatment.

Total gold production sold was virtually unchanged at 69 446oz.

Financial

Revenue for the quarter was 5% higher at R655.6 million due to higher gold production and a 5% improvement in the average Rand gold price received to R303 495/kg. After accounting for total cash operating costs – 5% lower at R495.8 million due to no higher winter tariff applied by power utility Eskom during the quarter's summer months – operating profit was 118% higher at R151.5 million. After accounting for an increase in the deferred tax provision of R34.3 million, a net profit of R41.7 million was recorded, compared with a net loss of R8.3 million in the previous quarter.

Corporate activity

Subsequent to the end of the quarter under review, the DRDGOLD Group announced a change in its structure, in order to better distinguish between its surface retreatment and underground operations. The intention is to develop two separate brands – Ergo (surface retreatment) and DRDGOLD (underground) – and ultimately to create two separate investment opportunities.

Detailed operational review

Blyvoor

Total gold production rose by 8% to 32 601oz, reflecting a 1% increase in underground gold production to 24 563oz and a 32% increase in surface gold production to 8 038oz.

Higher underground production resulted from a 6% increase in underground yield to 4.13g/t, a consequence of continuing grade improvement at No 5 Shaft. Total underground throughput was 4% lower at 185 000t due to two hoisting incidents at No 5 Shaft which resulted in the loss of 10 shifts.

Comparison of certain key parameters show the extent of recovery in the mine's underground operations since the major damage caused by seismicity during the last quarter of the 2009 financial year:

- in December 2010 total face length mined was 2 167m compared with 1 930m in December 2009 – a 12% improvement;
- in December 2010 recovered grade was 4.66g/t compared with 3.81g/t in December 2009 – a 22% improvement;
- per capita output per in-stope employee for the December 2010 quarter was 17.6m compared with 13.2m for the December 2009 quarter – a 33% improvement;
- for calendar 2010, total underground gold production was 91 212oz compared with 78 674 oz for calendar 2009 – a 16% improvement.

Higher gold production from surface sources in the quarter under review reflected the impact of surface clean-up carried out in the course of the mine's rehabilitation programme. While slimes throughput was lower due to heavy summer rainfall hampering reclamation operations, the higher grade clean-up material, totalling 23 000t, helped to lift total surface throughput by about 1% to 763 000t and the average surface yield by 32% to 0.33g/t.

Total cash operating costs were 11% lower at R255 208/kg, due to higher gold production and relief from Eskom's higher winter power tariff. Underground cash operating costs were 7% lower at R300 914/kg and surface cash operating costs 17% lower at R115 532/kg.

Operating profit increased from R3.4 million in the previous quarter to R42.2 million, reflecting increased gold production, a higher Rand gold price received and lower cash operating costs.

Capital expenditure was 13% higher at R21.6 million, and was directed mainly towards on-going underground development.

Crown

Gold production increased by 5% to 25 239oz. This was due to a 10% improvement in yield to 0.46g/t, reflecting higher grade reclamation from the Cason Dump. Heavy summer rainfall impeded reclamation operations overall, and consequently throughput was 3% lower at 1 716 000t.

Cash operating costs were 9% lower at R208 694/kg due to higher gold production and a quarter free of Eskom's higher winter power tariff.

A 59% increase in operating profit to R74.6 million resulted from higher gold production, a higher average Rand gold price received and lower cash operating costs.

Capital expenditure was 43% higher at R42.4 million reflecting continuing progress with the installation of the Crown/Ergo pipeline. By the end of the quarter under review, delivery of all piping required for the project had been completed; some 7 000m of un-lined piping, from Ergo's Brakpan plant westward towards Crown, had been laid; and preparations for the retro-fitting of the high-durability plastic lining for this section were well advanced.

Crown expects to conclude reclamation of the Top Star dump in central Johannesburg during the fourth quarter of the financial year, after which its focus will shift to the 3A2 sand dump to the west of Johannesburg. This dump contains some 11.2Mt of material with an average grade of 0.504g/t. Its reclamation, over a period of about four years, is expected to yield approximately 98 700oz.

Ergo

Gold production increased by 5% to 11 606oz, a 20% increase in yield to 0.12g/t off-setting a 6% decline in throughput to 3 077 000t. Higher yield resulted from a temporary suspension of reclamation from the lower-grade L29 dump in order to smooth reclamation ramp-up from the Elsburg Tailings Complex. Lower throughput resulted from the negative impact of high summer rainfall on reclamation operations.

Cash operating unit costs were 11% lower due to higher gold production and no Eskom power winter tariff during the quarter.

Cash operating profit was 82% higher at R34.7 million, reflecting higher gold production, a higher Rand gold price received and lower cash operating costs.

Capital expenditure, 6% higher at R9.1 million, was directed mainly towards on-going rehabilitation work at the Brakpan tailings deposition site and the restoration of the second carbon-in-leach ("CIL") circuit at the Brakpan plant, which will increase the plant's treatment capacity to 1.8Mtpm.

Exploration

Zimbabwe

In Zimbabwe, of the five holes drilled at Leny, assaying indicates that four are mineralised. A significant result – 20g/t over 1m – was obtained from one of these. Further analysis of results from the adjacent holes is under way to determine if there is a trend, and to inform a decision regarding further core drilling.

Trenching has exposed quartz veins that have been assayed at 25-33g/t. The veins are being opened up to determine their extent and mining potential. To treat the quartz material, we are investigating the addition of a milling stage and CIL circuit to the scrubber plant, which was successfully commissioned during the quarter to treat gold-bearing rubble.

At Ascot, 15km north-east of Leny, an additional 27 exploration blocks have been acquired bringing the total to 31, covering more than 300ha. At Beatrice, 30km east of Leny, 22 claims covering more than 200ha have been secured. Magnetic and induced polarization surveys over both areas have been scheduled.

Looking ahead

Barring any unforeseen circumstances, we expect the third quarter's operating and financial results to be in line with those of the quarter under review.

Niël Pretorius
Chief Executive Officer
10 February 2011

The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards ("IFRS"), AC500 Standards as issued by the Accounting Practices Board, Schedule 4 of the Companies Act and the requirements of IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2010.

The financial information contained in this report has not been audited or reviewed by the compny's external auditors unless otherwise stated.

Condensed consolidated statement of comprehensive income	Quarter Dec 2010 Rm Unaudited	Quarter Sep 2010 Rm Unaudited	Quarter Dec 2009 Rm Unaudited	6 months to 31 Dec 2010 Rm Unaudited	6 months to 30 Jun 2010 Rm Unaudited	6 months to 31 Dec 2009 Rm Unaudited
Gold and silver revenue	655.6	623.6	499.6	1 279.2	1 045.7	944.8
Net operating costs	(504.1)	(554.2)	(412.2)	(1 058.3)	(857.3)	(861.6)
Cash operating costs	(495.8)	(520.7)	(416.5)	(1 016.5)	(898.1)	(850.7)
Movement in gold in process	(8.3)	(33.5)	4.3	(41.8)	40.8	(10.9)
Operating profit	151.5	69.4	87.4	220.9	188.4	83.2
Depreciation	(35.7)	(27.6)	(45.2)	(63.3)	(102.9)	(87.9)
Movement in provision for environmental rehabilitation	(4.7)	(4.8)	0.1	(9.5)	96.3	(8.3)
Retrenchment costs	–	(0.4)	(18.1)	(0.4)	(0.8)	(19.3)
Gross profit/(loss) from operating activities	111.1	36.6	24.2	147.7	181.0	(32.3)
Impairments	–	–	–	–	(6.2)	–
Administration expenses and general costs	(31.4)	(32.5)	(24.2)	(63.9)	(46.1)	(70.5)
Share-based payments	(1.2)	(0.6)	(1.6)	(1.8)	(1.8)	(2.3)
Net (loss)/gain on financial liabilities measured at amortised cost	(1.9)	(12.6)	–	(14.5)	6.2	–
(Loss)/profit on disposal of assets	(2.7)	4.4	0.5	1.7	12.0	1.7
Profit on disposal of subsidiaries and joint venture	–	–	–	–	158.2	–
Finance income	10.9	5.3	6.1	16.2	12.9	14.5
Finance expenses	(6.7)	(3.6)	(4.9)	(10.3)	(7.7)	(8.0)
Profit/(loss) before taxation	78.1	(3.0)	0.1	75.1	308.5	(96.9)
Income tax	(2.1)	(3.6)	(7.7)	(5.7)	4.2	(14.5)
Deferred tax	(34.3)	(1.7)	14.0	(36.0)	(52.5)	54.5
Net profit/(loss) for the period	41.7	(8.3)	6.4	33.4	260.2	(56.9)
Attributable to:						
Equity owners of the parent	31.6	0.3	5.4	31.9	250.8	(43.0)
Non-controlling interest	10.1	(8.6)	1.0	1.5	9.4	(13.9)
	41.7	(8.3)	6.4	33.4	260.2	(56.9)
Other comprehensive income						
Foreign exchange translation	–	–	0.1	–	(156.8)	0.3
Mark-to-market of available-for-sale investments	–	–	–	–	5.2	–
Total comprehensive income/(loss) for the period	41.7	(8.3)	6.5	33.4	108.6	(56.6)
Attributable to:						
Equity owners of the parent	31.6	0.3	5.5	31.9	97.9	(42.7)
Non-controlling interest	10.1	(8.6)	1.0	1.5	10.7	(13.9)
	41.7	(8.3)	6.5	33.4	108.6	(56.6)
Reconciliation of headline earnings/(loss)						
Net profit/(loss)	31.6	0.3	5.4	31.9	250.8	(43.0)
Adjusted for:						
– Impairments	–	–	–	–	6.2	–
– Loss/(profit) on disposal of assets	2.7	(4.4)	(0.5)	(1.7)	(12.0)	(1.7)
– Profit on disposal of subsidiaries and joint venture	–	–	–	–	(158.2)	–
– Non-controlling interest in headline earnings adjustment	(0.7)	1.1	0.5	0.4	6.3	0.5
Headline earnings/(loss)	33.6	(3.0)	5.4	30.6	93.1	(44.2)
Headline earnings/(loss) per share-cents	8.7	(0.8)	1.4	8.0	24.4	(11.7)
Basic earnings/(loss) per share-cents	8.2	0.1	1.4	8.3	65.8	(11.3)
Diluted headline earnings/(loss) per share-cents	8.7	(0.8)	1.4	8.0	24.4	(11.7)
Diluted basic earnings/(loss) per share-cents	8.2	0.1	1.4	8.3	65.8	(11.3)
Calculated on the weighted average ordinary shares issued of :	384 884 379	384 884 379	380 448 068	384 884 379	381 380 977	379 234 390
Adjusted headline earnings/(loss) per share-cents *	9.2	2.5	1.4	11.7	22.8	(11.7)
(Adjusted for the net gain/(loss) on financial liabilities measured at amortised cost)						

* From time to time DRDGOLD may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentation release, earnings conference calls and otherwise.

Condensed consolidated statement of financial position	As at 31 Dec 2010 Rm Unaudited	As at 30 Sep 2010 Rm Unaudited	As at 30 Jun 2010 Rm Audited	As at 31 Dec 2009 Rm Unaudited
Assets				
Property, plant and equipment	**1 939.0**	1 896.0	1 863.2	1 744.7
Non-current Investments and other assets	**24.8**	24.8	48.1	43.0
Environmental rehabilitation trust funds	**131.1**	129.3	126.1	138.2
Deferred tax asset	**118.0**	137.6	140.7	200.5
Current assets	**446.4**	396.2	402.1	401.9
Inventories	**101.2**	126.7	132.6	98.4
Trade and other receivables	**96.5**	107.9	66.3	125.7
Cash and cash equivalents	**233.7**	146.6	188.2	162.8
Assets classified as held for sale	**15.0**	15.0	15.0	15.0
Total assets	**2 659.3**	2 583.9	2 580.2	2 528.3
Equity and Liabilities				
Equity	**1 665.5**	1 622.6	1 649.9	1 525.9
Equity of the owners of the parent	**1 564.7**	1 531.9	1 550.6	1 437.3
Non-controlling interest	**100.8**	90.7	99.3	88.6
Loans and borrowings	**71.9**	39.8	59.0	65.1
Post-retirement and other employee benefits	**13.8**	13.6	13.4	46.3
Provision for environmental rehabilitation	**438.4**	429.5	420.6	426.5
Deferred tax liability	**181.4**	166.7	168.1	175.5
Current liabilities	**288.3**	311.7	269.2	289.0
Trade and other payables	**209.8**	311.7	269.2	289.0
Loans and borrowings	**78.5**	–	–	–
Total equity and liabilities	**2 659.3**	2 583.9	2 580.2	2 528.3

Condensed consolidated statement of changes in equity	Quarter Dec 2010 Rm Unaudited	Quarter Sep 2010 Rm Unaudited	Quarter Dec 2009 Rm Unaudited	6 months to 31 Dec 2010 Rm Unaudited	6 months to 30 Jun 2010 Rm Unaudited	6 months to 31 Dec 2009 Rm Unaudited
Balance at the beginning of the period	**1 622.6**	1 649.9	1 502.5	**1 649.9**	1 525.9	1 584.0
Share capital issued	**–**	(0.4)	15.3	**(0.4)**	13.6	15.2
– for acquisition finance and cash	**–**	–	15.5	**–**	14.3	15.5
– for share options exercised	**–**	–	0.5	**–**	0.2	0.9
– for costs	**–**	(0.4)	(0.7)	**(0.4)**	(0.9)	(1.2)
Increase in share-based payment reserve	**1.2**	0.6	1.6	**1.8**	1.8	2.3
Net profit/(loss) attributable to equity owners of the parent	**31.6**	0.3	5.4	**31.9**	250.8	(43.0)
Net profit/(loss) attributable to non-controlling interest	**10.1**	(8.6)	1.0	**1.5**	9.4	(13.9)
Dividends paid on ordinary share capital	**–**	(19.2)	–	**(19.2)**	–	(19.0)
Other comprehensive income	**–**	–	0.1	**–**	(151.6)	0.3
Balance as at the end of the period	**1 665.5**	1 622.6	1 525.9	**1 665.5**	1 649.9	1 525.9

Condensed consolidated statement of cash flows	Quarter Dec 2010 Rm Unaudited	Quarter Sep 2010 Rm Unaudited	Quarter Dec 2009 Rm Unaudited	6 months to 31 Dec 2010 Rm Unaudited	6 months to 30 Jun 2010 Rm Unaudited	6 months to 31 Dec 2009 Rm Unaudited
Net cash in/(out)flow from operations	**78.6**	21.9	(7.2)	**100.5**	162.4	(108.8)
Net cash outflow from investing activities	**(80.3)**	(55.0)	(30.9)	**(135.3)**	(131.3)	(95.1)
Net cash in/(out)inflow from financing activities	**88.8**	(8.5)	(33.0)	**80.3**	(5.1)	12.9
Increase/(decrease) in cash and cash equivalents	**87.1**	(41.6)	(71.1)	**45.5**	26.0	(191.0)
Translation adjustment	**–**	–	(0.4)	**–**	(0.6)	0.2
Opening cash and cash equivalents	**146.6**	188.2	234.3	**188.2**	162.8	353.6
Closing cash and cash equivalents	**233.7**	146.6	162.8	**233.7**	188.2	162.8
Reconciliation of net cash in/(out)flow from operations						
Profit/(loss) before taxation	**78.1**	(3.0)	0.1	**75.1**	308.5	(96.9)
Adjusted for:						
Movement in gold in process	**8.3**	33.5	(4.3)	**41.8**	(40.8)	10.9
Depreciation and impairment	**35.7**	27.6	45.2	**63.3**	109.1	87.9
Movement in provision for environmental rehabilitation	**4.7**	4.8	(0.1)	**9.5**	(96.3)	8.3
Share-based payments	**1.2**	0.6	1.6	**1.8**	1.8	2.3
Loss/(profit) on financial liabilities measured at amortised cost	**1.9**	12.6	–	**14.5**	(6.2)	–
Loss/(profit) on disposal of assets	**2.7**	(4.4)	(0.5)	**(1.7)**	(12.0)	(1.7)
Profit on disposal of subsidiaries and joint venture	**–**	–	–	**–**	(158.2)	–
Finance expense and unwinding of provisions	**3.0**	3.0	3.1	**6.0**	5.2	5.6
Growth in environmental trust funds	**(1.9)**	(2.0)	(2.3)	**(3.9)**	(4.8)	(4.7)
Other non-cash items	**0.3**	(1.4)	0.5	**(1.1)**	(30.8)	5.5
Taxation paid	**(5.8)**	–	(12.1)	**(5.8)**	(0.5)	(12.1)
Working capital changes	**(49.6)**	(49.4)	(38.4)	**(99.0)**	87.4	(113.9)
Net cash in/(out)flow from operations	**78.6**	21.9	(7.2)	**100.5**	162.4	(108.8)

Key operating and financial results (unaudited)

Metric			Blyvoor	Crown	Ergo	Total Operations
Ore milled (t'000)	Underground	Dec 2010 Qtr	185	–	–	185
		Sep 2010 Qtr	193	–	–	193
		Dec 2010 Ytd	378	–	–	378
	Surface	Dec 2010 Qtr	763	1 716	3 077	5 556
		Sep 2010 Qtr	759	1 774	3 285	5 818
		Dec 2010 Ytd	1 522	3 490	6 362	11 374
	Total	Dec 2010 Qtr	948	1 716	3 077	5 741
		Sep 2010 Qtr	952	1 774	3 285	6 011
		Dec 2010 Ytd	1 900	3 490	6 362	11 752
Yield (g/t)	Underground	Dec 2010 Qtr	4.13	–	–	4.13
		Sep 2010 Qtr	3.90	–	–	3.90
		Dec 2010 Ytd	4.01	–	–	4.01
	Surface	Dec 2010 Qtr	0.33	0.46	0.12	0.25
		Sep 2010 Qtr	0.25	0.42	0.10	0.22
		Dec 2010 Ytd	0.29	0.44	0.11	0.24
	Total	Dec 2010 Qtr	1.07	0.46	0.12	0.38
		Sep 2010 Qtr	0.99	0.42	0.10	0.34
		Dec 2010 Ytd	1.03	0.44	0.11	0.36
Gold produced (kg)	Underground	Dec 2010 Qtr	764	–	–	764
		Sep 2010 Qtr	753	–	–	753
		Dec 2010 Ytd	1 517	–	–	1 517
	Surface	Dec 2010 Qtr	250	785	361	1 396
		Sep 2010 Qtr	189	745	343	1 277
		Dec 2010 Ytd	439	1 530	704	2 673
	Total	Dec 2010 Qtr	1 014	785	361	2 160
		Sep 2010 Qtr	942	745	343	2 030
		Dec 2010 Ytd	1 956	1 530	704	4 190
Cash operating costs (ZAR per kg)	Underground	Dec 2010 Qtr	300 914	–	–	300 914
		Sep 2010 Qtr	324 898	–	–	324 898
		Dec 2010 Ytd	312 819	–	–	312 819
	Surface	Dec 2010 Qtr	115 532	208 694	202 892	190 510
		Sep 2010 Qtr	139 339	229 740	229 015	216 165
		Dec 2010 Ytd	125 781	218 942	215 619	202 767
	Total	Dec 2010 Qtr	255 208	208 694	202 892	229 560
		Sep 2010 Qtr	287 668	229 740	229 015	256 498
		Dec 2010 Ytd	270 840	218 942	215 619	242 611
Cash operating costs (ZAR per tonne)	Underground	Dec 2010 Qtr	1 243	–	–	1 243
		Sep 2010 Qtr	1 268	–	–	1 268
		Dec 2010 Ytd	1 255	–	–	1 255
	Surface	Dec 2010 Qtr	38	95	24	48
		Sep 2010 Qtr	35	96	24	47
		Dec 2010 Ytd	36	96	24	48
	Total	Dec 2010 Qtr	273	95	24	86
		Sep 2010 Qtr	285	96	24	87
		Dec 2010 Ytd	279	96	24	87
Gold and Silver revenue (ZAR million)		Dec 2010 Qtr	307.4	238.4	109.8	655.6
		Sep 2010 Qtr	297.0	218.1	108.5	623.6
		Dec 2010 Ytd	604.4	456.5	218.3	1 279.2
Operating profit (ZAR million)		Dec 2010 Qtr	42.2	74.6	34.7	151.5
		Sep 2010 Qtr	3.4	46.9	19.1	69.4
		Dec 2010 Ytd	45.6	121.5	53.8	220.9
Capital expenditure (ZAR million)		Dec 2010 Qtr	21.6	42.4	9.1	73.1
		Sep 2010 Qtr	19.1	29.6	8.6	57.3
		Dec 2010 Ytd	40.7	72.0	17.7	130.4

Key operating and financial results (unaudited) (continued)

Imperial			Blyvoor	Crown	Ergo	Total Operations
Gold produced (oz)	Underground	Dec 2010 Qtr	24 563	–	–	24 563
		Sep 2010 Qtr	24 210	–	–	24 210
		Dec 2010 Ytd	48 773	–	–	48 773
	Surface	Dec 2010 Qtr	8 038	25 239	11 606	44 883
		Sep 2010 Qtr	6 077	23 952	11 028	41 057
		Dec 2010 Ytd	14 115	49 191	22 634	85 940
	Total	Dec 2010 Qtr	32 601	25 239	11 606	69 446
		Sep 2010 Qtr	30 287	23 952	11 028	65 267
		Dec 2010 Ytd	62 888	49 191	22 634	134 713
Cash operating costs (US$ per oz)	Underground	Dec 2010 Qtr	1 351	–	–	1 351
		Sep 2010 Qtr	1 373	–	–	1 373
		Dec 2010 Ytd	1 362	–	–	1 362
	Surface	Dec 2010 Qtr	516	937	911	855
		Sep 2010 Qtr	589	972	968	914
		Dec 2010 Ytd	548	954	939	883
	Total	Dec 2010 Qtr	1 145	937	911	1 030
		Sep 2010 Qtr	1 216	972	968	1 084
		Dec 2010 Ytd	1 179	954	939	1 056
Gold and silver revenue (US$ million)		Dec 2010 Qtr	44.2	34.4	15.8	94.4
		Sep 2010 Qtr	40.4	29.7	14.8	84.9
		Dec 2010 Ytd	84.6	64.1	30.6	179.3
Operating profit (US$ million)		Dec 2010 Qtr	5.9	10.7	4.9	21.5
		Sep 2010 Qtr	0.5	6.4	2.6	9.5
		Dec 2010 Ytd	6.4	17.1	7.5	31.0
Capital expenditure (US$ million)		Dec 2010 Qtr	3.1	6.2	1.3	10.6
		Sep 2010 Qtr	2.6	4.0	1.2	7.8
		Dec 2010 Ytd	5.7	10.2	2.5	18.4

Cash operating costs reconciliation

R'000 unless otherwise stated		Blyvoor	Crown	Ergo	Total Operations
Total cash costs	Dec 2010 Qtr	272 136	173 879	78 244	524 259
	Sep 2010 Qtr	300 597	180 960	89 815	571 372
	Dec 2010 Ytd	572 733	354 839	168 059	1 095 631
Movement in gold in process	Dec 2010 Qtr	(6 472)	(79)	(1 776)	(8 327)
	Sep 2010 Qtr	(22 560)	(14)	(10 898)	(33 472)
	Dec 2010 Ytd	(29 032)	(93)	(12 674)	(41 799)
Less: Assessment rates, rehabilitation and other	Dec 2010 Qtr	2 313	5 859	2 559	10 731
	Sep 2010 Qtr	2 272	5 673	(95)	7 850
	Dec 2010 Ytd	4 585	11 532	2 464	18 581
Less: Retrenchment costs	Dec 2010 Qtr	–	–	–	–
	Sep 2010 Qtr	–	–	–	–
	Dec 2010 Ytd	–	–	–	–
Less: Corporate and general administration costs	Dec 2010 Qtr	4 570	4 116	665	9 351
	Sep 2010 Qtr	4 782	4 117	460	9 359
	Dec 2010 Ytd	9 352	8 233	1 125	18 710
Cash operating costs	Dec 2010 Qtr	258 781	163 825	73 244	495 850
	Sep 2010 Qtr	270 983	171 156	78 552	520 691
	Dec 2010 Ytd	529 764	334 981	151 796	1 016 541
Gold produced (kg)	Dec 2010 Qtr	1 014	785	361	2 160
	Sep 2010 Qtr	942	745	343	2 030
	Dec 2010 Ytd	1 956	1 530	704	4 190
Total cash operating costs (R/kg)	Dec 2010 Qtr	255 208	208 694	202 892	229 560
	Sep 2010 Qtr	287 668	229 740	229 015	256 498
	Dec 2010 Ytd	270 840	218 942	215 619	242 611
Total cash operating costs (US$/oz)	Dec 2010 Qtr	1 145	937	911	1 030
	Sep 2010 Qtr	1 216	972	968	1 084
	Dec 2010 Ytd	1 179	954	939	1 056

DIRECTORS (*British)(**American)

Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)

Non-executive:
J Turk**

Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume; EA Jeneker

Company secretary:
TJ Gwebu

For further information, contact Niël Pretorius at:
Tel: +27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web: www.drdgold.com
Quadrum Office Park · Building 1
50 Constantia Boulevard · Constantia Kloof Ext 28
South Africa
PO Box 390 · Maraisburg 1700 · South Africa

Russell and Associates 4257/11